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                                                                                                                        Exhibit 12


                                           Ford Motor Company and Subsidiaries

                 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                 ----------------------------------------------------------------------------------------
                                                      (in millions)



                                                     First                 For the Years Ended December 31
                                                    Quarter    ----------------------------------------------------------
                                                    2000 g/     1999 g/     1998 g/       1997       1996        1995
                                                   ----------- ----------- ----------- ---------- ----------- -----------
Earnings
--------
  Income before income taxes                        $2,983      $ 9,854     $24,280      $10,939    $ 6,793     $ 6,705
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                       52          (12)         87          121         36         179
  Adjusted fixed charges a/                          2,621        9,382       9,162       10,911     10,801      10,556
                                                    ------      -------     -------      -------    -------     -------
    Earnings                                        $5,656      $19,224     $33,529      $21,971    $17,630     $17,440
                                                    ======      =======     =======      =======    =======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                               $2,541      $ 9,065     $ 8,881      $10,570    $10,464     $10,121
  Interest portion of rental expense c/                 65          258         228          309        300         396
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/            14           55          55           55         55         199
                                                    ------      -------     -------      -------    -------     -------
   Fixed charges                                     2,620        9,378       9,164       10,934     10,819      10,716

Ford preferred stock dividend requirements e/            6           22         121           82         95         459
                                                    ------      -------     -------      -------    -------     -------
Total combined fixed charges
   and preferred stock dividends                    $2,626      $ 9,400     $ 9,285      $11,016    $10,914     $11,175
                                                    ======      =======     =======      =======    =======     =======
Ratios
------
  Ratio of earnings to fixed charges                   2.2          2.0         3.7 f/       2.0        1.6         1.6

  Ratio of earnings to combined fixed
   charges and preferred stock dividends               2.2          2.0         3.6 f/       2.0        1.6         1.6
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a/   Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/   Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/   One-third of all rental expense is deemed to be interest.
d/   Preferred stock dividend requirements of Ford Holdings, Inc. (1995-1994)
     increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in fourth quarter 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/   Preferred Stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
f/   Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is
     1.9.
g/   Beginning in 1998, amounts are reflective of continuing operations.